Exhibit 99.3

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Israel Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

Name: Chaim Katzman

Type of Holder: Chairman

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Purchase of Ordinary Shares

Date of Change: December 30, 2015

Price of Security: NIS 35.5

Previous Balance: 0 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 50,000 Ordinary Shares

Current Balance: 50,000 Ordinary Shares

Current Holding Percentage of this type of Security: 0.03%

Current Holding Percentage of Capital and Voting Rights: 0.03%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.03%

Name: Dor J. Segal

Type of Holder: Executive Vice-Chairman

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Purchase of Ordinary Shares

Date of Change: December 30, 2015

Price of Security: NIS 35.5

Previous Balance: 720,000 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.40%

Change in number of Securities: 50,000 Ordinary Shares

Current Balance: 770,000 Ordinary Shares

Current Holding Percentage of this type of Security: 0.39%

Current Holding Percentage of Capital and Voting Rights: 0.39%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.39%

Name: Rachel Lavine

Type of Holder: CEO

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

3.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Purchase of Ordinary Shares

Date of Change: December 30, 2015

Price of Security: NIS 35.5

Previous Balance: 0 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0%

Change in number of Securities: 10,000 Ordinary Shares

Current Balance: 10,000 Ordinary Shares

Current Holding Percentage of this type of Security: 0.01%

Current Holding Percentage of Capital and Voting Rights: 0.01%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.49%

Name: Norstar Holdings Inc.

Type of Holder: Company

Citizenship/Country of Registration or Incorporation: Panamanian Company.

4.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Purchase of Ordinary Shares

Date of Change: December 30, 2015

Price of Security: NIS 35.5

Previous Balance: 89,665,240.98 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 50.25%

Change in number of Securities: 8,500,000 Ordinary Shares

Current Balance: 98,165,240.98 Ordinary Shares

Current Holding Percentage of this type of Security: 50.22%

Current Holding Percentage of Capital and Voting Rights: 50.22%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 49.58%

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.